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                                                                 Exhibit (a)(11)



Press Releases


Release Date:  Thursday, June 10, 1999
Subject Category:  Suspensions and Delistings

New York Stock Exchange to Suspend, Apply to Delist Petrofina S.A.


NEW YORK, June 10, 1999 -- The New York Stock Exchange announced today that trading in the U.S. American Depositary Receipts (ADRs) - ticker symbol FIN - and Warrants - ticker symbol FIN WS - of PetroFina S.A. will not be resumed and will be suspended prior to market opening on Thursday, June 10, 1999. Following the suspension, application will be made to the Securities and Exchange Commission to delist the issues.

The NYSE said it normally considers suspending and removing from its list a security and any related securities of a company when fewer than 600,000 ADRs are held by the public. As a result of a tender offer by TOTAL - ticker symbol TOT - which expired at 10:00 a.m. E.S.T. on June 4, 1999, fewer than 600,000 PetroFina ADRs remain publicly held.